## CORPORATE STRUCTURE OF KATANGA MINING LIMITED

**Name, Address and Incorporation**

The Corporation was incorporated under the laws of Bermuda on October 7, 1996 as New Inca Gold Ltd. On July 8, 2004 the Corporation consolidated its common shares on a ten for one basis and changed its name from New Inca Gold Ltd. to Balloch Resources Ltd. On November 30, 2005 the Corporation changed its name to Katanga Mining Limited. On November 2, 2007, the authorized share capital of the Corporation was increased to consist of 1,000 common shares with a par value of $12.00 each and 300,000,000 common shares with a par value of $0.10 each (collectively the "**Common Shares**"). On January 11, 2008, the bye-laws of the Corporation were amended in connection with the Merger (as hereinafter defined) to, among other things, increase the maximum number of directors to 10 and to permit the Corporation to enter into agreements with shareholders of the Corporation relating to the appointment of directors and to give effect to those agreements. See "Interest of Management and Insiders in Material Transactions". On January 12, 2009, the authorized share capital of the Corporation was increased to consist of 1,000 Common Shares with a par value of $12.00 each and 5,000,000,000 Common Shares with a par value of US$0.10 each.

Katanga's registered and head office is located at Canon's Court, 22 Victoria Street, Hamilton, HM EX, Bermuda.

**Inter-corporate Relationships**

The following diagram describes the inter-corporate relationships among Katanga and Katanga's material subsidiaries (with the jurisdiction of incorporation in parentheses):



Note: (1) 0.5% of the share capital of DCP is held by nominees of GEC and 0.05% of the share capital of KCC is held by nominees of KFL.